Exhibit-(a)(1)(v)

NETRO CORPORATION

July 19, 2002

To Our Stockholders:

      Netro Corporation, a Delaware corporation (“Netro”), is offering to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock from existing stockholders. The price paid by Netro will not be greater than $4.00 nor less than $3.50 per share, net to the seller in cash, without interest. Netro is conducting the tender offer through a procedure commonly referred to as a “Dutch auction.” This procedure allows you to select the price within the $4.00 to $3.50 per share price range at which you are willing to sell your shares to Netro or to select the actual purchase price paid by Netro, which could result in your receipt of a price per share as low as $3.50. The actual purchase price will be determined by Netro in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price. A tender of shares will include a tender of the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro and American Stock Transfer & Trust Company, as Rights Agent. No separate consideration will be paid for those rights. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the proration provisions.

      Any stockholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, as promptly as practicable after the expiration of the tender offer.

      The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

      The Board of Directors of Netro has approved the tender offer. However, neither Netro nor its Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. The directors and executive officers of Netro have advised the company that they do not intend to tender any shares in the tender offer; however, certain affiliates of our directors, including AT&T Wireless Services, Inc. and an adult son of Gideon Ben-Efraim, may elect to participate in the tender offer.

      The tender offer will expire at 5:00 p.m., New York City time, on Friday, August 16, 2002, unless extended by Netro. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the information agent of the tender offer, at (866) 367-5514, or Goldman, Sachs & Co., the dealer manager of the tender offer, at (800) 323-5678.

Sincerely,

/s/ GIDEON BEN-EFRAIM

Gideon Ben-Efraim
Chief Executive Officer, President
and Chairman of the Board